ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

May 11, 2012

VIA EDGAR CORRESPONDENCE

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Post-Effective Amendment to Registration Statement;
ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Ganley:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “1933 Act”), ProShares Trust (the “Trust”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Trust’s Post-Effective Amendment No. 50 under the 1933 Act and Post-Effective Amendment No. 58 under the Investment Company Act of 1940 (the “1940 Act”) to its Registration Statement on Form N-1A (the “Amendment”). The Amendment was filed with the Commission on December 16, 2011 (Accession No. 0001193125-11-344204), and the Amendment’s effectiveness was subsequently delayed on February 28, 2012 (Accession No. 0001193125-12-085540), March 14, 2012 (Accession No. 0001193125-12-114746), March 28, 2012 (Accession No. 0001193125-12-136214) and April 11, 2012 (Accession No. 0001193125-12-158750).

The Trust is withdrawing the Amendment because it has elected not to proceed with the registration process for the series associated with the Amendment. No securities were sold in connection with the Amendment.

If you have any questions regarding this matter, please contact the undersigned at (240) 497-6577.

Very truly yours,

/s/Kenneth C. Fang
Kenneth C. Fang Vice President and Legal Counsel